

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2013

Stephen Kirkwood
Executive Vice President and General Counsel
Wentworth Financial Holdings Inc.
201 King of Prussia Road
Radnor, Pennsylvania 19087-5148

Re: Wentworth Financial Holdings Inc.
**   Draft Registration Statement on Form S-1/A**
**   Filed September 17, 2013**
**   CIK No. 0001580185**

Dear Mr. Kirkwood:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Noting the use of the proceeds of the offering, provide the staff with a detailed legal analysis under Securities Act Rule 140 as to why JGWPT Holdings should not be a co-registrant. We may have additional comments.

2. Revise the Prospectus to add a section for "Determination of the Offering Price" and include the information required by Item 505 of Regulation S-K.

Prospectus cover page

3. Revise the first paragraph to state that Wentworth Financial Holdings was recently formed and has no assets or operations.

4. Revise the second paragraph to disclose that the purchase price for the JGWPT common interests has been arbitrarily determined and add a cross-reference to the JGWPT section of the Summary.

5. Revise the third paragraph to disclose the voting interest in JGWPT that will be held by the Common Interest Holders of Wentworth Financial Holdings initial purchasers.

6. Revise the fourth paragraph to disclose:

   - Whether B shares will be issued for no cost; and
   - Whether B shares will be issued to Wentworth Financial Holdings for the Common Interests of JGWPT purchased by Wentworth Financial Holdings of newly issued JGWPT shares or the Common Interests purchased by the selling interest holders of JGWPT.

7. Revise footnote (1) to indicate if the JGWPT selling interest holders will have already received B shares for the common interests they sell for any over-allotment proceeds and how it will be determined whether newly issued JGWPT common interests or selling interest holder JGWPT interests will be purchased with the over-allotment proceeds.

Prospectus Summary

8. Revise the second paragraph of the Summary preamble to indicate "we," "us," and "our" refer to either the pre or post transactions references and use the actual names for the other. Otherwise, it will be too confusing for the reader.

Our Company, page 1

9. Revise the last sentence of the first paragraph to explain the words, "compelling" and "comparatively."

10. Revise the second paragraph to add the sources for the following disclosures:

    - "… two market leading" and
    - "… spent five- times.. and 80% of the total…."

11. Revise to add an "as of" date for the $29 billion referenced and add a qualifier to indicate that significant payment streams and sales may have occurred since that date.

Our Sponsor, page 3

12. Noting that the proceeds will be used to buy interests in JGWPT Holdings, revise here or on page 7 under JGWPT Holdings, to disclose the following information:

- Total assets for the years ended 2011 and 2012 as well as the interim period of 2013;
- Total equity for the same periods;
- Any dividend or distributions during the periods in the first bullet above;
- Book value per common interest at the end of the periods in the first bullet above;
- Tangible book value per common interest at the end of the periods in the first bullet above;
- Net income or loss for the periods in the first bullet above;
- Any capital or recapitalization transactions during the periods in the first bullet above; and
- Any material transactions since the date of the interim period for which you provide the information above.

Our Structure, page 6

13. We restate prior comment 20 to provide a diagram of the current organizational structure identifying the ownership percentages of the relevant entities. We note the reasons stated in your letter for not providing the chart and continue to believe the disclosure is material to understanding the historical financial results.

The Transaction, page 10

14. With regard to the fifth bullet on page 10, supplementally provide the staff with an analysis to support your indication that you will use a Form S-3 for the exchange of JGWPT common interest for A shares. In addition, revise here or add a cross-reference to a more detailed discussion of the material terms of this transaction elsewhere in the Prospectus. In this regard please discuss the reason for the exchange, the values being exchanged (whether one security may be more valuable than the other), and what happens to the B shares held by the JGWPT common interest holders upon their exchange of their interest for the A shares.

15. Revise the sixth bullet on page 10 to disclose the material terms of the tax receivable agreement or add a cross-reference to a more detailed discussion of the agreement elsewhere in the Prospectus.

16. Revise the second bullet under "Operating Agreement of JGWPT Holdings, LLC to disclose the purchase price or how the purchase price will be determined if the cash option is exercised.

17. Revise the discussion under "Tax Receivable Agreement" on page 11 to disclose the number of shares held by 1% holders and the estimated or maximum payout. In addition, more fully describe how the increase in tax basis may come about and how the company can use the increase to reduce its taxes.

18. Noting the naming of BlackRock and Candlewood in the discussion under "Voting Agreement" on page 12, supplementally advise the staff why they are not listed as beneficial holders under that disclosure later in the Prospectus.

19. Revise to add a subsection under "The Transaction" beginning on page 10 for "Fairness Opinion" and disclose whether or not and why the Company will or will not obtain a fairness opinion for several aspects of the transactions listed, particularly the purchase of JGWPT common interests with the proceeds, the exchange of JGWPT common interests for A shares and the tax receivable agreement.

Unaudited Pro Forma Consolidated Financial Information, page 55

20. We note the pro forma financial consolidated information included in this amendment. Please revise to ensure that the notes to the pro forma financial information clearly present how the pro forma adjustments were calculated.

Elements of Compensation
Class B Management Interests, page 102

21. Revise to add the material parts of this discussion to the Summary under "The Transactions" earlier in the Prospectus and include the disclosures relating to the determination of fair value and add the estimated cost to the Company.

Other Benefits, page 103

22. Revise here or in a Note to the Compensation Table to breakdown the costs for each of the items mentioned for each of the individuals listed.

U.S. Federal Tax Considerations…, page 121

23. Revise to use the word, "Consequences" in lieu of "Considerations." In addition, add the name of counsel providing the opinion to the discussion.

Underwriting
Reserved Shares, page 126

24. With regard to the Directed Share Program, advise the staff supplementally if any of those participating are broker/dealers, registered with the NASD or, if participants are other than individuals, if any of their associates are so registered. If so, provide the staff with the details.

25. Revise to disclose the number of shares in the Directed Share Program that will not be subject to lock-up provisions.

Other relationships, page 126

26. Revise to name those that will receive proceeds of the offering.

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

      You may contact Mike Volley, Staff Accountant, at 202-551-3437 or Amit Pande, Accounting Branch Chief, at 202-551-3423, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

      Sincerely,

      /s/ Michael R. Clampitt

      Michael Clampitt
      Senior Counsel